FAITHSTONE SECURITIES, LLC (F.K.A GOURLAY CAPITAL ADVISORS, LLC)

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

FOR THE PERIOD FEBRUARY 7, 2025
(COMMENCEMENT OF OPERATIONS)
THROUGH DECEMBER 31, 2025

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-71251

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 02/07/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Faithstone Securities, LLC (f.k.a)Gourlay Capital Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2400 S. Cimarron Road, Suite 120
(No. and Street)

Las Vegas	NV	89117
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Grant White	954-654-0301	gwhite@faithstonecapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company LLC
(Name – if individual, state last, first, and middle name)

325 North Saint Paul Street, Suite 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

09-18-2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Grant White_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Faithstone Securities, LLC_____, as of __December 31_____, 2 _025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Grant White*
_____

Title:
CEO; CCO
_____

_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

FAITHSTONE SECURITIES, LLC

FOR THE PERIOD FEBRUARY 7, 2025 (COMMENCEMENT OF OPERATIONS)
THROUGH DECEMBER 31, 2025

TABLE OF CONTENTS



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
Faithstone Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Faithstone Securities, LLC (the Company) as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the period from inception of broker-dealer activities (February 7, 2025) through December 31, 2025, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the period from inception of broker-dealer activities (February 7, 2025) through December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter – Material Weakness in Internal Control Over Financial Reporting

As discussed in Note 6 to the financial statements, during the period from February 7, 2025 (date of FINRA approval of the change in ownership and continuing membership) to December 31, 2025, a material weakness existed in the Company's internal control over financial reporting related to the safeguarding and proper deposit of revenue. Broker-dealer fees were deposited into a personal bank account rather than a Company operating account, resulting in improper recognition of certain assets on the balance sheet.

An adjusting entry was recorded to eliminate the improper assets, enhanced controls have been implemented, and the completed change in ownership structurally addresses the root cause under the prior ownership. Management believes the material weakness has been fully remediated as of the date of these financial statements. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2025.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
March 23, 2026

FAITHSTONE SECURITIES, LLC

STATEMENT OF FINACIAL CONDITION
FOR THE PERIOD FEBRUARY 7, 2025 (COMMENCEMENT OF OPERATIONS)
THROUGH DECEMBER 31, 2025

Assets		
Cash and cash equivalents	$	65,031
Total Assets		**65,031**
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	11,804
Total liabilities		11,804
Member's equity		53,227
Total liabilities and members' equity	**$**	**65,031**

See notes to the financial statements

FAITHSTONE SECURITIES, LLC

STATEMENT OF OPERATIONS
FOR THE PERIOD FEBRUARY 7, 2025 (COMMENCEMENT OF OPERATIONS)
THROUGH DECEMBER 31, 2025

Revenues:		
Placement fee income	$	422,500
Other income		6,261
Total Revenues		428,761
Expenses		
Professional fees	$	193,750
Regulatory fees		5,228
Other expenses		519
Total Expenses		199,497
Net income	**$**	**229,265**

See notes to the financial statements

FAITHSTONE SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD FEBRUARY 7, 2025 (COMMENCEMENT OF OPERATIONS)
THROUGH DECEMBER 31, 2025

Balance – February 7, 2025	$	39,098
Withdrawals		(215,136)
Net income		229,265
Balance – December 31, 2025	$	**53,227**

FAITHSTONE SECURITIES, LLC

STATEMENT OF CASH FLOW
FOR THE PERIOD FEBRUARY 7, 2025 (COMMENCEMENT OF OPERATIONS)
THROUGH DECEMBER 31, 2025

Cash Flows From Operating Activities		
Net income	$	229,265
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses		2,913
Due from officer		15,000
Accounts payable and accrued expenses		11,733
Net cash flow provided by operating activities		258,911
Cash used in financing activities:		
Distributions to Member		(215,136)
Net cash used in financing activities		(215,136)
Net cash increase for period		43,775
Cash, beginng of year		21,256
Cash, end of year	$	65,031
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$	-
Taxes	$	-

See notes to the financial statements

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Faithstone Securities, LLC (the "Company") was initially organized as Gourlay Capital Advisors, LLC as a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC") as of February 7th, 2025. The Company renders financial advisory services to selected clients with respect to capital raising, private placements, business restructurings and other financial services. Gourlay Capital Advisors, LLC initiated a Continuing Membership Application ("CMA") with FINRA in August of 2025 to change owners and effectuate the name change to Faithstone Securities, LLC. The CMA was approved January, 2026.

The Firm does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Firm has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts. The firm's business activities are, and will remain as described below.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"), which require the use of estimates, and are presented in United States dollars. Management believes the accounting estimates are appropriate, and the resulting balances are reasonable. However, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates.

Cash and cash equivalents
Cash and cash equivalents consist of deposits with financial institutions and are carried at cost, which approximates fair value.

Accounts Receivable
Accounts receivable, which generally represent unsecured customer obligations due under normal trade terms generally requiring payment within 30 days from the invoice date, are stated at the amount billed to the customer. Interest is not charged for receivables unpaid after the expiration of normal terms. Customer account balances with invoices over 90 days old are considered to be delinquent. As of December 31, 2025, the Company did not have receivables from contracts with customers.

Prepaid assets
Prepaid deposits and expenses denote upfront payments made for future services or rights. The Company employs a systematic methodology to recognize the expenses over the periods in which the associated benefits are utilized. As of December 31, 2025, the Company did not hold deposits with FINRA for future regulatory fees.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer.

The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

Revenue from investment banking advisory services is recognized when the services are rendered and related expenses are recorded when incurred. Deal fees are recorded when earned and related expenses are recorded when incurred. Investment banking revenues consist of advisory services/corporate finance activities including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts and fundraising activities. These investment banking revenues are received based on contractual terms.

The Company's engagement agreements contain nonrefundable retainer fees ("retainer fees") which are due and payable pursuant to the terms of the agreement and/or success fees, which may be fixed or represent a percentage of value that the customer received when the corporate finance activity is completed ("success fees"). The retainer fees or other milestone fees may reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments to ensure its fee related to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with the other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition. As of December 31, 2025, there was no retainer revenue classified as deferred revenue.

Income taxes

As a wholly owned limited liability company, the Company is not subject to Federal, state or local income taxes. All items of income, expense, gains and losses are reportable by the member for tax purposes. The Company is considered to be a disregarded entity for income tax purposes and accordingly does not record a tax provision.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Uncertain tax positions

The Company follows the accounting guidance for uncertainty in income taxes pursuant to Financial Accounting Standards Board (FASB) ASC 740, Income Taxes. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by tax authorities.

The Company had no unrecognized tax benefits as of December 31, 2025. No accrued interest and penalties associated with uncertain tax positions were recorded during the year ended December 31, 2025 or accrued as of December 31, 2025.

3. REPORTABLE SEGMENTS

The Company operates as a single business segment focused on capital raising, private placements, business restructurings and other financial services. These services share similar economic characteristics, are delivered to a common customer base, and are managed using a unified operating model.

The Company's Chief Operating Decision Makers ("CODMs") is the President who evaluates financial performance and allocate resources based on financial information prepared in accordance with U.S. GAAP for the Company as a whole. The Company does not prepare discrete financial information for any components of its operations.

Accordingly, management has concluded that the Company has one reportable segment.

4. NET CAPITAL COMPUTATION

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 12-1/2% of aggregate indebtedness.

As of December 31, 2025, the Company had net capital, as defined, of $53,226 which exceeded the required minimum net capital of $5,000 by $48,226. Aggregate indebtedness as of December 31, 2025, totaled $11,804. The Company's percentage of aggregate indebtedness to net capital was 22.18%.

6. MATERIAL WEAKNESS IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During this period, a material weakness existed in internal control over financial reporting related to the safeguarding and proper deposit of revenue. Specifically, broker-dealer fees earned totaling $289,500 were deposited into a personal bank account held by the owner and his spouse, rather than a Company operating account. This resulted in the improper recognition of a Due from Employee asset of $259,000 and the inclusion of the personal account balance of $6,127 on the balance sheet.

This deficiency represented a material weakness because there was a reasonable possibility that a material misstatement of the financial statements—particularly related to assets and revenue collection—would not have been prevented or detected on a timely basis. An adjusting entry was recorded to reclassify the improper amounts as a capital distribution to equity, thereby eliminating the Due from Employee asset and the personal bank balance from the balance sheet.

As discussed in Note 1., the Company was in the process of a change in ownership throughout the second quarter of 2025, which required the approval of the CMA from FINRA to finalize. The change in ownership structurally eliminates the circumstances that gave rise to this control deficiency under the prior ownership. Management believes the material weakness has been fully remediated as of the date of these financial statements as a result of the adjusting entry and the completed ownership transition.

7. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2025 and through the date the financial statements were issued. Beyond the change in ownership structure addressed in Note 1., and Note 6., management has determined that there are no other material events that would require disclosures in the Company's financial statements.

FAITHSTONE SECURITIES, LLC

SUPPLEMENTAL INFORMATION

FOR THE PERIOD FEBRUARY 7, 2025 (COMMENCEMENT OF OPERATIONS)
THROUGH DECEMBER 31, 2025

FAITHSTONE SECURITIES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
OF THE SECUTRITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2025

Total member's equity	$	53,226
Deductions and/or charges:		
Other assets		-
Total Non-allowable assets		-
Net Capital	$	53,226
Computation of basic net capital requirement:		
Minimum net capital required, 12 1/5% of aggregate indebtedness	$	1,476
Statutory minimum net capital required	$	5,000
Net capital requirement (greater of minimum calculation or statutory amount)	$	5,000
Excess Net Capital	$	48,226
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	47,226
Computation of aggregate indebtedness:		
Accounts payable and accrued expenses	$	11,804
Total Aggregate Indebtedness	$	11,804
Percentage of aggregate indebtedness to net capital		22.18%

There were no material differences existing between the above computation and the computation included in the Company's corresponding unaudited amended Form X-17A-5 Part IIA filing, filed on March 23rd, 2026.

SCHEDULE II - Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073.

SCHEDULE III - Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on Footnote 74 to SEC Release 34-70073 and did not maintain possession or control of any customer funds or securities at December 31, 2025.



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
Faithstone Securities, LLC

We have reviewed the accompanying Exemption Report of Faithstone Securities, LLC (the Company) as of and for the fiscal year ended December 31, 2025, in which management asserts that:

1. The Company did not claim an exemption under any paragraph of 17 C.F.R. § 240.15c3-3(k);

2. The Company is filing this Exemption Report in reliance on Footnote 74 of SEC Release No. 34-70073 because it limited its securities business activities to (1) private placements of securities (2) mergers and acquisitions advice and financial advisory (3) acting as an underwriter or selling group participant for corporate securities other than mutual funds throughout the fiscal year ended December 31, 2025 exclusively to the activities described in that footnote; and

3. Throughout the fiscal year ended December 31, 2025, the Company: (i) did not receive, hold, or owe funds or securities for or to customers (except amounts received and promptly transmitted in accordance with 17 C.F.R. § 240.15c2-4(a) or (b)(2)); (ii) did not carry accounts of or for customers; and (iii) did not carry proprietary accounts of other broker-dealers.

Management of the Company is responsible for the assertions in the Exemption Report and for compliance with the applicable requirements.

We conducted our review in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, nothing came to our attention that caused us to believe that management's assertions referred to above are not fairly stated, in all material respects, based on the requirements set forth in Footnote 74 of SEC Release No. 34-70073 and related provisions of Rule 17a-5.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
March 23, 2026

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

Faithstone Securities, LLC (f.k.a. Gourlay Capital Advisors, LLC) (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of knowledge and belief, the Company states the following:

1.   The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

2.   The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) private placement of securities and (2) investment advisory services and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) for the period February 7, 2025 (commencement of operations) through December 31, 2025 without exception.

Faithstone Securities, LLC

I, Grant White, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: *Grant White*

Title: CEO, CCO

Dated: March 23. 2026